SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                               Delphi Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    247126105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 84,949,069 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,958,350 shares and UBS Securities LLC beneficially owns 4,540,719 shares.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 84,949,069 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,958,350 shares and UBS Securities LLC beneficially owns 4,540,719 shares.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 84,949,069 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,958,350 shares and UBS Securities LLC beneficially owns 4,540,719 shares.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 84,949,069 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,958,350 shares and UBS Securities LLC beneficially owns 4,540,719 shares.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 84,949,069 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,958,350 shares and UBS Securities LLC beneficially owns 4,540,719 shares.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 84,949,069 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,958,350 shares and UBS Securities LLC beneficially owns 4,540,719 shares.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 84,949,069 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,958,350 shares and UBS Securities LLC beneficially owns 4,540,719 shares.

CUSIP No. 247126105
          ---------------------

Item 1.  Security and Issuer.

This Schedule 13D filed by the Reporting Persons (defined below) relates to the common stock, $0.01 par value per share (the "Shares"), of Delphi Corporation, a Delaware corporation (the "Issuer").

The address of the issuer is 5725 Delphi Drive, Troy, Michigan 48098.

Certain information contained in this Schedule 13D relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to a Reporting Person.

The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C., ("Harbinger Management"), the sole investment manager of the Master Fund, HMC Investors, L.L.C., ("HMC Investors") the managing member of Harbinger Management, Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC who acts as the portfolio manager of the Master Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

       The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management and HMC Investors is a Delaware limited liability company. HMC is an Alabama corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 26,450,000 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 26,450,000 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 26,450,000 Shares.

As of the date hereof HMC may be deemed to beneficially own 26,450,000 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 26,450,000 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 26,450,000 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 26,450,000 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Master Fund is a member of an Ad Hoc Equity Committee of Delphi Corporation (the "Ad Hoc Committee"). In such capacity, on July 31, 2006, the Master Fund was party to a Confidential Information, Standstill and Nondisclosure Agreement (the "Confidentiality Agreement"). The Confidentiality Agreement is attached hereto as Exhibit B. Also on July 31, 2006, the Reporting Persons were party to engagement letters entered into with UBS and Merrill Lynch to serve as lead financial adviser and lead capital markets provider, and additional financial adviser, respectively, in connection with any potential restructuring, acquisition or other transaction involving the Issuer. The engagement letters are attached hereto as Exhibit C and D. On August 25, 2006, the Reporting Persons were party to an amendment to the Confidentiality Agreement (the "Amendment"). The Amendment is attached hereto as Exhibit E.

On December 18, 2006, A-D Acquisition Holdings, LLC ("ADAH") (an affiliate of Appaloosa Management LP ("Appaloosa")), Dolce Investments, LLC ("Dolce") (an affiliate of Cerberus Capital Management L.P. ("Cerberus")), Harbinger Del-Auto Investment Company, Ltd. ("Del-Auto") (an affiliate of the Master
Fund), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill") and UBS Securities LLC ("UBS") delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $3.4 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the "Proposal"). Each of ADAH, Dolce, Del-Auto, Merrill and UBS are referred to herein as the "Investors." A copy of the Proposal is attached hereto as Exhibit F.

According to the Proposal, the Investors would enter into an Equity Purchase and Commitment Agreement (the "Investment Agreement") providing for the potential equity investment. The Proposal will terminate if, on or before January 22, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the Investors approving and authorizing the Issuer to enter into the Investment Agreement and certain other matters, (y) the Issuer has not entered into the Investment Agreement or (z) any of the Investors determines in its sole discretion that any of the conditions contained in the Investment Agreement are incapable of being satisfied or that any of the Investors is entitled to exercise a termination right under the Investment Agreement.

Equity Investment
-----------------

Under the terms of the Investment Agreement, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase an aggregate of $1.2 billion of convertible preferred stock and approximately $200 million of common stock in the reorganized Issuer as follows: (i) each Investor would purchase (A) for $35.00 per share, each Investor's proportionate share of 6,300,000 shares of the reorganized Issuer's new common stock (the "Direct Subscription Shares") and (B) for $35.00 per share, each Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "Series B Preferred Stock"); (ii) Dolce would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "Series A-1 Preferred Stock"); and (iii) ADAH would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-2 Senior Convertible Preferred Stock (the "Series A-2 Preferred Stock", and together with the Series A-1 Preferred Stock, the "Series A Preferred Stock"). The number of Direct Subscription Shares and Series B Preferred Stock to be purchased by each Investor is set forth on Schedule 2 to the Investment Agreement.

Additionally, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase any unsubscribed shares of the reorganized Issuer's new common stock in connection with an approximately $2.0 billion rights offering that would be made available to holders of Common Stock as of a record date to be determined by the Issuer. In accordance with the Investment Agreement, the Issuer would distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable by the original eligible holders, would permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $35.00 per share.

Altogether, the Investors could invest up to an aggregate of $3.4 billion in the reorganized Issuer. The Investment Agreement is subject to the completion of due diligence to the satisfaction of the Investors in their sole discretion, satisfaction or waiver of numerous other conditions (including the Issuer's achievement of consensual agreements with its U.S. labor unions and General Motors Corporation ("GM") that are acceptable to the Investors in their sole discretion) and the non-exercise by either the Issuer or the Investors of certain termination rights, all of which are more fully described in the Investment Agreement.

The Investors would be entitled to payment of certain commitment fees and an alternate transaction fee at the times and under the circumstances set forth in the Investment Agreement.

Plan of Reorganization Framework
--------------------------------

The Investors, the Issuer and GM also executed on December 18, 2006, a Plan Framework Support Agreement (the "Plan Framework Support Agreement") which contains terms pursuant to which the parties agree to support confirmation and consummation of a plan of reorganization for the Issuer which will be based on the terms contained in the Plan Framework Support Agreement (the "Plan Framework"). A copy of the Plan Framework Support Agreement is attached hereto as Exhibit G. The Plan Framework provides for, among other things, the distributions to be made to creditors and stockholders, the treatment of GM's claims against the Issuer, the resolution of certain pension funding issues and the corporate governance of the reorganized Issuer. The Plan Framework Support Agreement as well as the economics and structure of the Plan Framework itself are conditioned on reaching consensual agreements with the Issuer's U.S. labor unions and GM. Both the Issuer and the Investors are permitted to terminate the Investment Agreement (which terminates the Plan Framework Support Agreement) if consensual agreements are not reached with the Issuer's U.S. labor unions and GM by Jan. 31, 2007.

Corporate Governance Structure
------------------------------

The Investment Agreement and the Plan Framework Support Agreement also include certain corporate governance provisions for the reorganized Issuer. Under the terms of the proposed plan, the reorganized Issuer would be governed by a 12 member board of directors, two of whom would be a new Executive Chairman and a new Chief Executive Officer and President. Pursuant to the term sheet for preferred stock attached as an Exhibit to the Investment Agreement (the "Preferred Term Sheet") and Plan Framework Support Agreement, Rodney O'Neal would be the Chief Executive Officer and President of the Issuer.

A five member selection committee, consisting of John D. Opie, the lead independent director of the Issuer's current board of directors, a representative of each of the Issuer's two statutory committees and a representative of each of Appaloosa and Cerberus will select the company's post-emergence Executive Chairman as well as four other directors (one of whom may be from the Issuer's current board of directors). Appaloosa and Cerberus must both concur in the selection of the Executive Chairman, but do not vote on the four other directors. Each of Appaloosa and Cerberus would appoint three board members comprising the remaining six members of the reorganized Issuer's new board of directors. The new board of directors would be required to satisfy all independence requirements imposed by the relevant stock exchange on which the reorganized Issuer's common stock would be traded. Executive compensation for the reorganized Issuer must be on market terms, must be reasonably acceptable to ADAH and Dolce, and the overall executive compensation plan design must be described in the Issuer's disclosure statement and incorporated into the plan of reorganization. The holders of the Series A Preferred Stock will have certain approval rights with respect to certain significant corporate transactions such as incurring debt, transferring assets and engaging in mergers or acquisitions, as more fully described in the Preferred Term Sheet.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the Investment Agreement and the Plan Framework Support Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

This Schedule 13D is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 26,450,000 Shares, constituting 4.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of July 31, 2006.

        The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,450,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,450,000 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 26,450,000 Shares, constituting 4.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of July 31, 2006.

      Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,450,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,450,000 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 26,450,000 Shares, constituting 4.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of July 31, 2006.

      HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,450,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,450,000 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 26,450,000 Shares, constituting 4.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of July 31, 2006.

      HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,450,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,450,000 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 26,450,000 Shares, constituting 4.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of July 31, 2006.

      Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,450,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,450,000 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 26,450,000 Shares, constituting 4.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of July 31, 2006.

      Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,450,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,450,000 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 26,450,000 Shares, constituting 4.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of July 31, 2006.

      Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,450,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,450,000 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.\

Furthermore, the Reporting Persons specifically disclaim beneficial ownership of the Shares owned by Appaloosa, Dolce, Merrill and UBS.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Master Fund joined the Ad Hoc Committee. In such capacity, on July 31, 2006, the Reporting Persons were party to the Confidentiality Agreement.
Also on July 31, 2006, the Reporting Persons were party to engagement letters entered into with UBS and Merrill Lynch to serve as lead financial adviser and lead capital markets provider, and additional financial adviser, respectively, in connection with any potential restructuring, acquisition or other transaction involving the Issuer. On August 25, 2006, the Reporting Persons were party to the Amendment.

On December 18, 2006 (i) the Investors delivered the Proposal to the Issuer, which the Issuer accepted and (ii) the Investors, the Issuer and GM entered into the Plan Framework Support Agreement. Concurrent with the delivery of the Proposal, Appaloosa, Del-Auto and Merrill entered into a limited partnership agreement (the "Limited Partnership Agreement") in connection with the establishment of DEL A-2 L.P. (the "Partnership"), a copy of which is attached hereto as Exhibit H. Pursuant to the Limited Partnership Agreement, an entity wholly-owned by Appaloosa is the general partner of the Partnership. Merrill and entities affiliated with Appaloosa and Del-Auto are limited partners of the Partnership. A commitment letter from Del-Auto regarding its affiliate's obligations as a limited partner is attached hereto as Exhibit I. Pursuant to the Limited Partnership Agreement, if Series A-2 Preferred Stock is purchased by ADAH, it would be sold to the Partnership at a purchase price equal to that paid by ADAH and the Limited Partners would make an investment in the Partnership, and be entitled to participate in distributions on account of, and proceeds in respect of, the Series A-2 Preferred Stock.

In addition, concurrent with the delivery of the Proposal, Appaloosa, Del-Auto, UBS and Merrill entered into an agreement regarding the allocation of certain potential liabilities in connection with any breach of the Investment Agreement. A Copy of such agreement is attached hereto as Exhibit J.

                                      * * *

Other than as described in this statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Agreement between the Reporting Persons to file jointly.

Exhibit B:  Confidential Information, Standstill and Nondisclosure Agreement,
            by and among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd. and Delphi Corporation, dated July 31, 2006.

Exhibit C:  Engagement Letter, by and among Appaloosa Management L.P.,
            Harbinger Capital Partners Master Fund I, Ltd. and UBS Securities LLC, dated July 31, 2006.

Exhibit D:  Engagement Letter, by and among Appaloosa Management L.P.,
            Harbinger Capital Partners Master Fund I, Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated July 31, 2006.

Exhibit E:  Amended Confidential Information, Standstill and Nondisclosure
            Agreement, by and among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd. and Delphi Corporation, dated August 25, 2006.

Exhibit F:  Proposal Letter (attaching form of Equity Purchase and Commitment
            Agreement and Equity Commitment Letters) dated December 18, 2006 (incorporated by reference to Exhibit 99.E of the Form 8-K filed by Delphi Corporation on December 18, 2006).

Exhibit G:  Plan Framework Support Agreement, dated December 18, 2006, among
            Delphi Corporation, General Motors Corporation, Appaloosa Management L.P., Cerberus Capital Management, L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 99.A of the Form 8-K filed by Delphi Corporation on December 18, 2006).

Exhibit H:  Agreement of Limited Partnership of Del A-2 L.P., dated December
            18, 2006, among A-D GP Management, LLC, Appaloosa Investment L.P. I, Palomino Fund Ltd., Harbinger Del-Auto Investment Company, Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Exhibit I: Commitment Letter from Harbinger Capital Partners Master Fund I, Ltd. to Harbinger Del-Auto Investments Company, Ltd. and DEL A-2 L.P.

Exhibit J:  Contribution and Reimbursement Agreement, dated December 18,
            2006, among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and UBS Securities LLC.

--------------------------------------------------------------------------------
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
________________________

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-------------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-------------------------------

/s/ Philip Falcone
-------------------------------
Philip Falcone

/s/ Raymond J. Harbert
-------------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------------------
Michael D. Luce


December 22, 2006



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A


                                  AGREEMENT

The undersigned agree that this Schedule 13D dated December 22, 2006 relating to the Common Stock, $0.01 par value of Delphi Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-------------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-------------------------------

/s/ Philip Falcone
-------------------------------
Philip Falcone

/s/ Raymond J. Harbert
-------------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------------------
Michael D. Luce

December 22, 2006


SK 03773 0003 732909